

大華銀行
UNITED OVERSEAS BANK



06012177

United Overseas Bank Limited, Head Office
80 Raffles Place, UOB Plaza, Singapore 048624
Tel (65) 6533 9898 **Fax** (65) 6534 2334
www.uobgroup.com
Company Reg No. 193500026Z

Our ref: ANN2006/UOB2006/UOB-A06/sc

16 March 2006

File No. 82-2947

Securities & Exchange Commission
Division of Corporate Finance
Room 3094(3-6)
450 Fifth Street, N.W.
Washington, DC 20549
USA

SUPPL

Dear Sir

DE-LISTING TENDER OFFER FOR UNITED OVERSEAS BANK (THAI) PUBLIC COMPANY LIMITED

We enclose a copy of our announcement dated 16 March 2006 in regard to the above matter for your information.

Yours faithfully
for UNITED OVERSEAS BANK LIMITED

Leo Hee Wui
Assistant Secretary

Enc

dlw 4/4



UNITED OVERSEAS BANK LIMITED

(Incorporated in the Republic of Singapore)
Company Registration No. 193500026Z

DE-LISTING TENDER OFFER FOR
UNITED OVERSEAS BANK (THAI) PUBLIC COMPANY LIMITED

ANNOUNCEMENT

Singapore, 16 March 2006 – United Overseas Bank Limited ("UOB") currently holds approximately 98.5% of its Thai banking subsidiary, United Overseas Bank (Thai) Public Company Limited ("UOBT"). The Stock Exchange of Thailand ("SET") requires that a listed company must maintain no less than 150 minority shareholders with aggregate shareholding of no less than 15% of the paid-up capital of the company. As UOBT does not meet this free float requirement, UOBT has decided to apply to be de-listed from the SET. In conjunction with UOBT's decision to de-list, UOB has served on UOBT a conditional de-listing tender offer for the remaining 121,206,456 shares in UOBT not held by it. Subject to the satisfaction of certain conditions, including approval by UOBT shareholders and Thai regulatory authorities, the offer price will be THB6.84 per share and the offer will be for a period of 45 business days.



Vivien Chan
Company Secretary